                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*




                                 DYNAMEX INC.
                   -----------------------------------------
                               (Name of Issuer)

                         Common Stock $.01 Par Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                 26784F-10-3
                   -----------------------------------------
                               (CUSIP Number)




Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 5 Pages

CUSIP No. 26784F-10-3                                          Page 2 of 5 Pages


                                 SCHEDULE 13G

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Guidant Mutual Insurance Company (formerly Preferred Risk Mutual
      Insurance Company)
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Iowa
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  523,166

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     0
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  523,166

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     0

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      523,166

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.1%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      CO

--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 26784F-10-3                                                Page 3 of 5


                                    ITEM 1(a)

Name of Issuer: Dynamex Inc.

                                    ITEM 1(b)

Address of Issuer's Principal Executive Offices:  1431 Greenway Drive, Suite 345
                                                  Irving, Texas 75038

                                    ITEM 2(a)

Name of Person Filing: Guidant Mutual Insurance Company (formerly Preferred Risk Mutual Insurance Company)

                                    ITEM 2(b)

Address of Principal Business Office or, of none, Residence:

1111 Ashworth Road
West Des Moines, IA 50265-3538

                                    ITEM 2(c)

Citizenship: Iowa

                                    ITEM 2(d)

Title of Class of Securities: Common Stock, $.01 par value

                                    ITEM 2(e)

CUSIP Number: 26784F 10 3

                                    ITEM 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

    (a) [ ] Broker or Dealer registered under Section 15 of the Act
    (b) [ ] Bank as defined in section 3(a)(6) of the Act
    (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act
    (d) [ ] Investment Company registered under section 8 of the Investment
            Company Act
    (e) [ ] Investment Adviser registered under section 203 of the Investment
            Advisers Act of 1940
    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sections 240.13d-1(b)(1)(ii)(F)
    (g) [ ] Parent Holding Company, in accordance with Sections
            240.13d-1(b)(ii)(G) (Note: See Item 7)
    (h) [ ] Group, in accordance with Sections 240.13d-1(b)(1)(ii)(H)

CUSIP NO. 26784F-10-3                                                Page 4 of 5


                                     ITEM 4

Ownership.

         (a)      Amount Beneficially Owned: 523,166

         (b)      Percent of Class: 7.1%

         (c)      Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote 523,166
                  (ii)  shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition of
                        523,166
                  (iv)  shared power to dispose or to direct the disposition of

                                     ITEM 5

Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following [ ].

                                     ITEM 6

Ownership of More than Five Percent on Behalf of Another Person.

         261,581 of the shares beneficially owned by Guidant Mutual Insurance Company are directly owned by its affiliate, The Guidant Financial Group, Inc. (formerly Preferred Risk Life Insurance Company).

                                     ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

                                     ITEM 8

Identification and Classification of Members of the Group.

         Not applicable.

                                     ITEM 9

Notice of Dissolution of Group.

         Not applicable.

CUSIP NO. 26784F-10-3                                                Page 5 of 5

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 3, 1998

Signature:        GUIDANT MUTUAL INSURANCE COMPANY


                  By:      /s/ Brian J. Hughes
                           ------------------------------------
                           Brian J. Hughes, Vice President -
                           Investments